Filed Pursuant to Rule 424(b)(3)
Registration No. 333-187470

COLE OFFICE & INDUSTRIAL REIT (CCIT II), INC.
SUPPLEMENT NO. 3 DATED JUNE 7, 2016
TO THE PROSPECTUS DATED APRIL 29, 2016
This document supplements, and should be read in conjunction with, the prospectus of Cole Office & Industrial REIT (CCIT II), Inc. dated April 29, 2016 and Supplement No. 2 dated May 20, 2016, which superseded and replaced all previous supplements to the prospectus. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus, as supplemented to date.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Office & Industrial REIT (CCIT II), Inc.;
(2)	recent real property investments; and
(3)	an update to our management.
OPERATING INFORMATION
Status of Our Public Offering
The registration statement for our initial public offering of $2,975,000,000 in shares of common stock was declared effective by the U.S. Securities and Exchange Commission on September 17, 2013 and was subsequently supplemented by a post-effective amendment to the registration statement declared effective on April 29, 2016. We are offering up to $2,500,000,000 in shares of common stock pursuant to our primary offering, consisting of two classes of shares: $1,500,000,000 in shares of Class A common stock and $1,000,000,000 in shares of Class T common stock. We are also offering $475,000,000 in shares pursuant to our distribution reinvestment plan. We reserve the right to reallocate shares offered among the classes of shares and between our primary offering and our distribution reinvestment plan. During the month of May 2016, we accepted investors’ subscriptions for, and issued, a total of approximately 2.1 million shares of our common stock in the offering, resulting in gross proceeds to us of approximately $22.8 million, consisting of approximately 2.0 million shares of our common stock in our primary offering, resulting in gross proceeds to us of approximately $21.3 million, and approximately 149,200 shares of our common stock pursuant to our distribution reinvestment plan, resulting in gross proceeds to us of approximately $1.5 million. As of May 31, 2016, we had accepted investors’ subscriptions for, and issued, a total of approximately 57.5 million shares of our common stock in the offering, resulting in gross proceeds to us of approximately $573.1 million (including shares issued pursuant to our distribution reinvestment plan). As of May 31, 2016, approximately $2.4 billion in shares of our common stock remained available for sale in the offering.
Our board of directors has approved the close of the primary offering on July 29, 2016. In connection with the closing, our policy will be to accept subscription agreements only if they are received by our transfer agent on or before the close of business on July 29, 2016 and fully funded and in good order no later than the close of business on August 31, 2016. We intend to continue to issue shares of our common stock reserved for issuance pursuant to our distribution reinvestment plan following the termination of our primary offering until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified. This offering must be registered, or exempt from registration, in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Therefore, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.
PROSPECTUS UPDATES
Recent Real Property Investments
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Prospectus Summary — Description of Real Estate Investments” beginning on page 13 of the prospectus and the section of our prospectus captioned “Investment Objectives and Policies — Real Property Investments” beginning on page 116 of the prospectus, and describes activity that occurred subsequent to the activity as of May 17, 2016 previously disclosed in our prospectus and Supplement No. 2 dated May 20, 2016 to our prospectus.
As of May 31, 2016, we, through separate wholly-owned limited liability companies and limited partnerships of ours and our operating partnership, owned 31 properties, acquired for an aggregate purchase price of $928.4 million, located in 17 states, consisting of one multi-tenant and 30 single tenant properties, comprising approximately 9.4 million gross rentable square feet of corporate office and industrial space. We did not acquire any properties between May 18, 2016 and May 31, 2016. In general, our properties are acquired through the use of proceeds from our initial public offering and debt borrowings.

Management
All discussions of our management set forth in the prospectus are supplemented with the following information:
Effective May 30, 2016, Michael J. Bartolotta was appointed to serve as our interim chief financial officer and treasurer. Mr. Bartolotta, age 59, has served as the executive vice president and chief financial officer of VEREIT since October 2015, and will continue to serve in that role. Mr. Bartolotta also has served as the interim chief financial officer and treasurer of Cole Income NAV Strategy, CCPT IV and CCPT V since May 30, 2016, and has served as executive vice president and chief financial officer of Cole Capital Advisors since October 2015, and previously served as its treasurer from October 2015 through December 2015. Mr. Bartolotta previously served as executive vice president and chief financial officer of Cushman & Wakefield Inc. (Cushman), a global leader in commercial real estate services, from February 2012 until September 2015. Mr. Bartolotta also served on Cushman’s board of directors and served as chairman of the audit committee from March 2007 until he assumed his position as executive vice president and chief financial officer of Cushman in February 2012. Before becoming Cushman’s chief financial officer, Mr. Bartolotta served as vice president and chief financial officer for EXOR, Inc., the U.S. arm of EXOR S.p.A., from 1991 to February 2012. Mr. Bartolotta has a Bachelor of Science degree in Accounting from New York University and is a Certified Public Accountant in New York.
Effective as of May 30, 2016, Simon J. Misselbrook resigned as our chief financial officer and treasurer, as chief financial officer and treasurer of our advisor and from all positions with other programs sponsored by Cole Capital and with affiliates of Cole Capital. Accordingly, all references to Mr. Misselbrook in the prospectus are hereby supplemented with the aforementioned information.

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